UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

____________________

ASSOCIATED CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

____________________

Class a Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

____________________

045528106

(CUSIP Number of Class of Securities)

____________________

Francis J. Conroy

Associated Capital Group, Inc.

One Corporate Center,

Rye, NY 10580-1422

(203) 629-9595

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

____________________

With a copy to:

Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$43,624,624.00	$5,432.00
*	This valuation assumes the exchange of up to 1,088,948 shares of Associated Capital Group, Inc. Class A common stock for shares of GAMCO Investors, Inc. Class A common stock. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) $29.675, the average of the high and low sales prices per share of GAMCO Class A common stock on January 31, 2018, as reported on the New York Stock Exchange, and (ii) 1,470,080, the maximum number of shares of GAMCO Class A common stock to be exchanged in the offer for the transaction consideration.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the estimated transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,432.00	Filing Party: GAMCO Investors, Inc.
Form or Registration No.: Form S-4 and Form S-4/A	Dates Filed: December 19, 2017 and
(Registration No. 333-222146)	February 1, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2018 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed with the SEC on February 23, 2018, the “Schedule TO”) by Associated Capital Group, Inc., a Delaware corporation (“Associated Capital,” “AC Group” or “AC”). This Schedule TO relates to the offer by AC to exchange 1,000,000 shares of AC Class A common stock, par value $0.001 per share (“AC Class A common stock”), for outstanding shares of GAMCO Investors, Inc. (“GAMCO” or “GBL”) Class A common stock, par value $0.001 per share (“GAMCO Class A common stock”) that Associated Capital beneficially owns, which are validly tendered by AC stockholders in the offer and not properly withdrawn (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). For each share of AC Class A common stock accepted in the exchange offer, AC stockholders will receive 1.35 shares of GAMCO Class A common stock, together with cash in lieu of any fractional share of GAMCO Class A common stock, without interest and less any applicable withholding taxes. Capitalized terms used and not otherwise defined in this Schedule TO shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

GAMCO has filed with the SEC a Registration Statement on Form S-4 on December 19, 2017, as amended February 1, 2018, as further amended February 21, 2018, and as further amended March 5, 2018 relating to the Offer and the GAMCO Class A common stock to be issued to holders of shares of AC Class A common stock that are validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which is filed as Exhibit 99.1 to the Registration Statement (as it may be amended from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC, is hereby expressly incorporated into this Schedule TO by reference in response to all of the items of this Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 2 should be read together with the Schedule TO. The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“At 5:00 p.m., New York City time, on March 5, 2018, the Offer expired as scheduled. The exchange agent has advised Associated Capital that, as of the expiration of the Offer, approximately 533,332 shares of AC Class A common stock were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 11.99% of AC’s outstanding shares of AC Class A common stock (including approximately 75,327 shares delivered through Notices of Guaranteed Delivery). All conditions to the Offer having been satisfied, the shares of AC Class A common stock that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for exchange. For each share of AC Class A common stock accepted in the Offer, tendering stockholders will receive 1.35 shares of GAMCO Class A common stock, together with cash in lieu of any fractional share of GAMCO Class A common stock. Associated Capital will promptly deliver shares of GAMCO Class A common stock in payment for the tendered shares of AC Class A common stock.

 On March 6, 2018, Associated Capital issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(B) and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended as follows:

Exhibit No.	Description

(a)(5)(B)*	Press Release issued by Associated Capital Group, Inc., dated March 6, 2018, announcing the results of the Offer.

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* Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018

Associated Capital Group, INC.

By:	/s/ Francis J. Conroy
	Name:	Francis J. Conroy
	Title:	Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 1, 2018).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to GAMCO Investors, Inc.’s Registration Statement on Form S-4 filed on February 21, 2018).

(a)(5)(A)	Press Release issued by Associated Capital Group, Inc., dated February 1, 2018, announcing the commencement of the Offer (incorporated by reference to Exhibit 99.1 to Associated Capital Group, Inc.’s Current Report on Form 8-K filed on February 2, 2018).

(a)(5)(B)*	Press Release issued by Associated Capital Group, Inc., dated March 6, 2018, announcing the results of the Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

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* Filed herewith.